US SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING



[ ] Form 10-K  [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
[ ] Form N-SAR



     For Period Ended:  March 31, 1998

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I -- Registrant Information

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Full Name of Registrant:   Green Capital Group, Inc.

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Former Name if Applicable:  Pacific Forest Corporation

1221 Brickell Avenue, Suite 905
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Address of Principal Executive Office (Street and Number)

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
Miami, Florida 33131
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City, State and Zip Code

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Part II -- Rule 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

  [X]   (a) The reasons described in reasonable detail in Part III of this form could not be  eliminated  without  unreasonable effort or expense;

  [X]   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

  [ ]   (c) The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K,
10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]


         The Registrant's unaudited financial information could not be completed in time for filing due to the acquisition of a wholly-owned operating subsidiary effective April 14, 1998.

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

PART IV--OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification

    Michelle Kramish Kain, Esq.          (954)                 768-0878
    ---------------------------  ----------------------  --------------------
                (Name)               (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                          [X] Yes            [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                          [X] Yes            [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See attachment).


                           Green Capital Group, Inc.
              ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 14, 1998                                   By: /s/ Oscar S. Christian
                                                       -------------------------
                                                              Signature

                                                        Oscar S. Christian, CEO
                                                        ------------------------
                                                        (Type name and title)


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                                   ATTACHMENT

         The Registrant, which had no business or operations, acquired Green Capital N.V. effective as of April 14, 1998. Green Capital N.V. is an operating Netherlands Antilles company which, through its subsidiaries, owns and operates five teak wood plantations on the Pacific Coast of Costa Rica comprising approximately 9,000 acres. As a result, the operations of Green Capital N.V. will be the operations of the Registrant. As Green Capital N.V.'s fiscal year ended is September 30, 1998, the Form 10-QSB will reflect results of operations for the three month period ended December 31, 1997 and the six month period ended March 31, 1998.

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